UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jeffrey T. Hartlin

Paul, Hastings, Janofsky & Walker LLP

1117 S. California Avenue

Palo Alto, California 94304-1106

(650) 320-1804

May 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Private Equity IX, L.P. - 20-2975990

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc., a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus IX LLC - 20-2975945

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus Partners, LLC - 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus & Co. - 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) PN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Warburg Pincus LLC - 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) OO

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(*)

14.	Type of Reporting Person (See Instructions) IN

(*)           This calculation is based upon a total of 57,300,713 shares outstanding as of February 3, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Commission on February 3, 2011.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007, as amended by Amendment No. 1 thereto filed with the Commission on April 24, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on September 2, 2008 and Amendment No. 3 thereto filed with the Commission on April 26, 2011 (“Amendment No. 3” and, together, the “Initial Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (WP IX, WP IX LLC, WPP LLC, WP, WP LLC, Mr. Kaye and Mr. Landy collectively being referred to as the “Warburg Pincus Reporting Persons”). The Initial Schedule 13D, as amended by this Amendment, is being referred to as the “Schedule 13D”. The agreement among the Warburg Pincus Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit 13 to Amendment No. 3. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction

The disclosure added to Item 4 pursuant to Amendment No. 1 is hereby deleted in its entirety and replaced with the following:

The Warburg Pincus Reporting Persons may from time to time purchase shares of Common Stock or other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Warburg Pincus Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of Common Stock or other equity interests of the Issuer.

A copy of the Note Purchase Agreement is filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference, a copy of the Note is filed as Exhibit 8 to Amendment No. 1 and incorporated herein by reference, a copy of the Share Pledge Agreement is filed as Exhibit 9 to Amendment No. 1 and incorporated herein by reference, a copy of the Additional Registration Rights Agreement is filed as Exhibit 10 to Amendment No. 1 and incorporated herein by reference and a copy of the Additional ABN Consent Letter is filed as Exhibit 11 to Amendment No. 1 and incorporated herein by reference. Set forth below is a summary of the material terms of the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Consent Letter.

Terms of the Note Purchase Agreement

Pursuant to the Note Purchase Agreement, WP IX purchased from Beams Power, and Beams Power sold and issued to WP IX, a convertible note in the aggregate principal amount of U.S. $30,000,000. Pursuant to the Note Purchase Agreement, Beams Power has agreed to use its commercially reasonable efforts to cause the Issuer to, among other things, (i) file reports required to be filed by the Issuer with the SEC under the Exchange Act, and (ii) maintain listing of the shares issued or issuable to WP IX under the terms of the Note Purchase Agreement, the Note and the Share Pledge Agreement, and WP IX agreed to enter into a lock-up agreement with respect to the shares issuable under the Note under certain circumstances.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference.

Terms of the Note

Pursuant to the Note, Beams Power promises to pay WP IX an aggregate principal amount of U.S. $30,000,000 plus any accrued premium and accrued late charges. The Note matured on April 23, 2011. The Note accrued a premium equal to an amount necessary to produce an annual return of 25%, compounded annually, on the principal amount, accrued daily from April 23, 2008 until the close of business on April 23, 2011, the maturity date of the Note (the “Maturity Date”). In addition, from October 31, 2008 until the close of business on the maturity date, WP IX had the ability to convert the outstanding principal under the Note into shares of Common Stock held by Beams Power at a conversion price of $30.00 per share, subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Common Stock. In addition, pursuant to the event of default under the terms of the Note, WP IX has the right to require Beams Power to redeem all or any portion of the Note.

The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note filed as Exhibit 8 to Amendment No. 1 and incorporated herein by reference.

Terms of the Share Pledge Agreement

Pursuant to the Share Pledge Agreement, Beams Power has agreed to pledge an aggregate of 15,967,000 shares of Common Stock (the “Pledged Shares”) as collateral for the loan evidenced by the Note and any additional obligations owing by Beams Power to WP IX under the Note Purchase Agreement, the Note and the other transaction documents that are incurred prior to the cancellation of the Note.

The foregoing description of the terms of the Share Pledge Agreement is qualified in its entirety by reference to the copy of the Share Pledge Agreement filed as Exhibit 9 to Amendment No. 1 and incorporated herein by reference.

Terms of the Additional Registration Rights Agreement

Pursuant to the Additional Registration Rights Agreement, the Issuer has agreed to grant WP IX or its permitted assignees or transferees the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; provided that in each case, Beams Power will pay all expenses associated with each registration.

The foregoing description of the terms of the Additional Registration Rights Agreement is qualified in its entirety by reference to the copy of the Additional Registration Rights Agreement filed as Exhibit 10 to Amendment No. 1 and incorporated herein by reference.

Terms of the Additional ABN Consent Letter

Pursuant to the Additional ABN Consent Letter, to permit the Issuer to grant WP IX certain rights under the Additional Registration Rights Agreement, ABN, among other things, consented to the Issuer entering into the Additional Registration Rights Agreement pursuant to a provision of the ABN Registration Rights Agreement, that prohibits the Issuer from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.

The foregoing description of the terms of the Additional ABN Consent Letter is qualified in its entirety by reference to the copy of the ABN Consent Letter filed as Exhibit 11 to Amendment No. 1 and incorporated herein by reference.

Event of Default under Note; Remedies

Effective as of the close of business on the Maturity Date, Beams Power defaulted on its obligation to pay WP IX an aggregate of $58,593,750 pursuant to the Note.  Under the Note, Beams Power is required to pay WP IX an additional late charge in an amount equal to interest on $58,593,750 at the compound annual rate of 25% per annum (accrued daily) from April 24, 2011 until the date Beams Power pays the obligation to WP IX in full (together the “Late Payments”).

As noted above, pursuant to the Share Pledge Agreement, Beams Power has pledged an aggregate of 15,967,000 Pledged Shares to secure its obligation to WP IX under the Note. The Share Pledge Agreement provides that WP IX, as Collateral Agent, shall have, among other things, all of the rights and remedies with respect to the Pledged Shares of a secured party under the Uniform Commercial Code as in effect in the State of New York (the “UCC”), including, without limitation, the ability to sell the Pledged Shares or to cause the Pledged Shares to be sold at any exchange, broker’s board or at public or private sale, in one or more sales or lots, or in one lot as an entirety, at such price as WP IX, in its capacity as Collateral Agent or as the secured party, may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Shares so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. In addition, WP IX, in its capacity as Collateral Agent or as the secured party, may, in its own name, or in the name of a designee or nominee, buy the

Pledged Shares at any public sale and, if permitted by applicable law, including the UCC, buy the Pledged Shares at any private sale. Under the Share Pledge Agreement, Beams Power has agreed to pay to WP IX, as Collateral Agent, all reasonable expenses (including, without limitation, court costs and reasonable attorneys’ and paralegals’ fees and expenses) of, or incident to, the enforcement of the foregoing provisions.

Beams Power has informed WP IX that Beams Power is seeking alternative options to raise sufficient funding that will allow Beams Power to repay its obligation, including the Late Payments, to WP IX under the Note.  These options may include, without limitation, selling shares of Common Stock that are not included in the Pledged Shares. WP IX intends to pursue all remedies available under the Note and applicable law. These remedies may include, without limitation, the sale of some or all of the Pledged Shares, which sales may occur at any time, or from time to time, in one or more private and/or public transactions, at the sole discretion of WP IX, as Collateral Agent.

Additional Disclosure

Except as described in the Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, the ABN Waiver Letter, the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Consent Letter and as otherwise set forth in this Schedule 13D, no Warburg Pincus Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Unless set forth above, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2011

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its General Partner,
By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC

By: Warburg Pincus Partners, LLC, its Sole Member,
By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.